Exhibit 99.1

Ur-Energy Inc.
(a Development Stage Company)

Management’s Discussion and Analysis

December 31, 2009

(expressed in Canadian dollars)

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

(Information as at March 5, 2010 unless otherwise noted)

Introduction

The following provides management’s discussion and analysis of results of operations and financial condition for the years ended December 31, 2009, 2008 and 2007.  Management’s Discussion and Analysis (“MD&A”) was prepared by Company management and approved by the board of directors on March 5, 2010.  This discussion and analysis should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007.  All figures are presented in Canadian dollars, unless otherwise noted, and are in accordance with Canadian generally accepted accounting principles.

The Company was incorporated on March 22, 2004 and completed its first year-end on December 31, 2004.  The consolidated financial statements include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc.; NFU Wyoming, LLC; Lost Creek ISR, LLC; NFUR Bootheel, LLC; Hauber Project LLC; NFUR Hauber, LLC; ISL Resources Corporation; ISL Wyoming, Inc.; and CBM-Energy Inc.  All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as “Ur-Energy” or the “Company”.

Forward-Looking Information

This MD&A contains "forward-looking statements" within the meaning of applicable United States and Canadian securities laws. Shareholders can identify these forward-looking statements by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the Company’s belief that it will have sufficient cash to fund its capital requirements; (ii) receipt of (and related timing of) a United States Nuclear Regulatory Commission  Source and Byproduct Material License; Wyoming Department of Environmental Quality  Permit and License to Mine and all other necessary permits related to Lost Creek; (iii) Lost Creek and Lost Soldier will advance to production and the production timeline at Lost Creek scheduled for early 2011; (iv) production rates, timetables and methods at Lost Creek and Lost Soldier; (v) the Company’s procurement and construction plans at Lost Creek; (vi) the licensing process at Lost Soldier; (vii) the timing, the mine design planning and the preliminary assessment at Lost Soldier; (viii) the completion and timing of various exploration programs, including without limitation, those as LC North and LC South ; (ix) the potential of new exploration targets in the area of Lost Creek, including those at LC North and LC South, to contain 24 – 28 million pounds of U3O8 (not NI 43-101 compliant); (x) timing, completion, and funding for and results of further exploration programs at the Bootheel Project and Hauber Project; and (xi) the community and regulatory issues with the Screech Lake project and related exploration.  These other factors include, among others, the following: future estimates for production, production start-up and operations (including any difficulties with startup),  capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimated goals; expansion and growth of the business and operations; plans and references to the Company’s future successes; the Company’s history of operating losses and uncertainty of future profitability; the Company’s status as an exploration and development stage Company; the Company’s lack of mineral reserves; the hazards associated with mining construction and production; compliance with environmental laws and regulations; risks associated with obtaining permits in Canada and the United States; risks associated with current variable economic conditions; the possible impact of future financings; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the possibility for adverse results in potential litigation; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation; uncertainties associated with the Canadian Revenue Agency’s audit of any of the Company’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Company does business; changes in the Company’s size and structure; the effectiveness of the Company’s management and its strategic relationships; risks associated with the Company’s ability to attract and retain key personnel; uncertainties regarding the Company’s need for additional capital; uncertainty regarding the fluctuations of the Company’s quarterly results; uncertainties relating to the Company’s status as a non-U.S. corporation; uncertainties related to the volatility of the Company’s shares price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Company’s listing on the NYSE Amex (the “NYSE Amex”) and Toronto Stock Exchange (the “TSX”); risks associated with the Company’s possible status as a "passive foreign investment corporation" or a "controlled foreign corporation" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s investments and other risks and uncertainties described under the heading “Risk Factors” of the Company’s Annual Report on Form 20-F (“Annual Information Form”) dated March 5, 2010 which is filed on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

(Information as at March 5, 2010 unless otherwise noted)

The potential quantity and grade ranges set forth in regards exploration targets at Lost Creek, LC North and LC South are conceptual in nature only. There has been insufficient exploration to define a mineral resource at the new exploration targets at Lost Creek, LC North and LC South.  It is uncertain if further exploration will result in the target(s) being delineated as a mineral resource.

Nature of Operations and Description of Business

The Company is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States.  Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek property, and the definition of “mineral reserves” under National Instrument 43-101 (“NI 43-101”), which uses the CIM Definition Standards, the Company has not determined whether the properties contain mineral reserves.  However, the Company’s April 2008 NI 43-101 “Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming” outlines the economic viability of the Lost Creek project, which is currently in the permitting process with state and federal regulators.  The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

The Company is primarily focused on uranium exploration in Wyoming, USA where the Company has 12 properties.  Of those, ten properties are in the Great Divide Basin, and two of those (Lost Creek and Lost Soldier) contain defined resources that the Company expects to advance to production.    Among its other properties, the Company also has two uranium exploration properties in the Thelon Basin, Northwest Territories, Canada.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

(Information as at March 5, 2010 unless otherwise noted)

Selected Information

The following table contains selected financial information as at December 31, 2009 and December 31, 2008.

	As at December 31, 2009 $	As at December 31, 2008 $

Total assets	81,702,205	101,533,965
Liabilities	(1,550,675)	(3,256,634)

Net assets	80,151,530	98,277,331

Capital stock and contributed surplus	157,725,036	157,118,019
Deficit	(77,573,506)	(58,840,688)

Shareholders’ equity	80,151,530	98,277,331

The following table contains selected financial information for the years ended December 31, 2009, 2008 and 2007 and cumulative information from inception of the Company on March 22, 2004 to December 31, 2009.

	Year Ended December 31, 2009 $	Year Ended December 31, 2008 $	Year Ended December 31, 2007 $	Cumulative from March 22, 2004 through December 31, 2009 $
Revenue	Nil	Nil	Nil	Nil
Total expenses (1)	(17,408,449)	(25,967,711)	(22,959,356)	(88,288,232)
Interest income	890,915	2,494,445	2,816,398	6,969,354
Loss from equity investment	(17,855)	-	-	(17,855)
Foreign exchange gain (loss)	(3,506,111)	5,656,319	(806,420)	2,062,128
Other income (loss)	940,237	(36,638)	-	903,599
Loss before income taxes	(19,101,263)	(17,853,585)	(20,949,378)	(78,371,006)
Recovery of future income taxes	368,445	-	429,055	797,500
Net loss for the period	(18,732,818)	(17,853,585)	(20,520,323)	(77,573,506)

(1) Stock based compensation included in total expenses	950,874	4,567,206	6,138,922	15,713,071

Loss per common share: Basic and diluted	(0.20)	(0.19)	(0.24)

Cash dividends per common share	Nil	Nil	Nil

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

(Information as at March 5, 2010 unless otherwise noted)

The Company has not generated any revenue from its operating activities to date.  The Company’s expenses include general and administrative (“G&A”) expense, exploration and evaluation expense, development expense and write-off of mineral property costs.  Acquisition costs of mineral properties are capitalized.  Exploration, evaluation and development expenditures, including annual maintenance and lease fees, are charged to earnings as incurred until the mineral property becomes commercially mineable.

No cash dividends have been paid by the Company.  The Company has no present intention of paying cash dividends on its common shares as it anticipates that all presently available funds will be invested to finance new and existing exploration and development activities.

Summary of Quarterly Financial Information

The following table contains summary quarterly financial information for each of the 8 most recently completed quarters.

	Quarter Ended
	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31
	2009	2009	2009	2009	2008	2008	2008	2008
	$	$	$	$	$	$	$	$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total expenses	(3,419,379)	(5,336,536)	(3,616,032)	(5,036,502)	(7,947,470)	(9,186,720)	(5,502,306)	(3,331,215)
Interest income	141,016	130,519	218,637	400,743	531,148	573,608	600,409	789,280
Loss from equity investment	(4,365)	(13,490)	-	-	-	-	-	-
Foreign exchange gain (loss)	(1,393,136)	(814,255)	(1,933,051)	634,331	5,585,970	(425,801)	(156,296)	652,446
Other income (loss)	(34,878)	1,085,947	(117,332)	6,500	-	(18,203)	3,000	(11,685)
Loss before income taxes	(4,710,742)	(4,947,815)	(5,447,778)	(3,994,928)	(1,830,352)	(9,057,116)	(5,055,193)	(1,901,174)
Recovery of future income taxes	(429,055)	797,500	-	-	-	-	-	-
Net loss for the period	(5,139,797)	(4,150,315)	(5,447,778)	(3,994,928)	(1,830,352)	(9,057,116)	(5,055,193)	(1,901,174)

Loss per share – basic and diluted	(0.06)	(0.04)	(0.06)	(0.04)	(0.02)	(0.09)	(0.06)	(0.02)

Overall Performance and Results of Operations

From inception to December 31, 2009, the Company has raised net cash proceeds from the issuance of common shares and warrants and from the exercise of warrants and stock options of $138.7 million.  As at December 31, 2009, the Company held cash and cash equivalents, and short-term investments of $43.4 million.  The Company's cash resources are invested with banks in Canada and the United States in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts. The Company has made significant investments in mineral properties and exploration, evaluation and development expenditures.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

(Information as at March 5, 2010 unless otherwise noted)

Mineral Properties

The Company holds mineral properties in the United States and Canada, including in Wyoming and the Northwest Territories, which total more than 220,000 acres (approximately 89,000 hectares).

USA Properties

Lost Creek Project – Great Divide Basin, Wyoming

The Company acquired certain of its Wyoming properties when Ur-Energy USA entered into a Membership Interest Purchase Agreement (“MIPA”) with New Frontiers Uranium, LLC effective June 30, 2005.  Under the terms of the MIPA, the Company purchased all of the issued and outstanding membership interests in NFU Wyoming, LLC.  Assets acquired in this transaction include the extensively explored and drilled Lost Creek and Lost Soldier projects, other properties, and a development database including more than 10,000 electric well logs, over 100 geologic reports and over 1,000 geologic and uranium maps covering large areas of Wyoming, Montana and South Dakota.  The 100% interest in NFU Wyoming was purchased for an aggregate consideration of $24,515,832 (US$20,000,000), plus capitalized interest.

A royalty on future production of 1.67% is in place with respect to 20 claims comprising a small portion of the Lost Creek Project claims.

The Lost Creek uranium deposit is located in the Great Divide Basin, Wyoming. The deposit is approximately three miles (4.8 kilometers) long and the mineralization occurs in four main sandstone horizons between 315 feet (96 meters) and 700 feet (213 meters) in depth.

As identified in the June 2006 Technical Report on Lost Creek, NI 43-101 compliant resources are 9.8 million pounds of U3O8 at 0.058 % as an indicated resource and an additional 1.1 million pounds of U3O8 at 0.076 % as an inferred resource.

Lost Creek Regulatory History

The Company continues to advance matters to obtain an NRC Source and Byproduct Material License (the “NRC License”) for the Lost Creek project.   The NRC is required to complete two reports, the Safety and Environmental Report (“SER”) and the Supplemental Environmental Impact Statement (“SEIS”), prior to issuing an NRC License.  Based upon guidance from the NRC, Ur-Energy anticipates the issuance of its NRC License in the third quarter 2010.  The history and milestones to date of the NRC application process for Lost Creek are as follows:

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

(Information as at March 5, 2010 unless otherwise noted)

DATE	EVENT
October 2007	Company submitted Application to the NRC
June 2008	NRC notified the Company that the Acceptance Review was complete: the Application was found sufficient to proceed with technical review
September 2008	NRC delay in completion of the draft Generic Environmental Impact Study (“GEIS”) for in-situ recovery announced; anticipated publication delayed until June 2009
November 2008	NRC provided the Company with a Request for Additional Information (“RAI”) for the technical review portion of the Application
Fourth quarter 2008-first quarter 2009	The Company submitted responses to the NRC’s RAI for Lost Creek technical review.
March 2009	NRC provided the Company with an RAI for the environmental review portion of the Application
May 2009	NRC advised all applicants for new ISR operations that, in addition to the GEIS guidelines, a site-specific SEIS will be required
June 2009	The Company submitted responses to the NRC’s RAI for Lost Creek environmental review
June 2009	GEIS issued by NRC
August 2009	The Company submitted additional responses to health physics RAI items
December 2009	Draft SEIS on Lost Creek issued by NRC and draft SER completed by NRC
February 2010	The Company submitted comments regarding Draft SEIS
March 2010	NRC extends comment period until March 3; the NRC is processing comments received from the public and other regulators

The U.S. Bureau of Land Management (“BLM”) has determined that its project environmental review and approval will be independent of the environmental review process carried out by the NRC. In response, the Company submitted a Plan of Operations to the BLM in November 2009. The BLM appointed a coordinator for the review process and the review, including public comment and selection of a contractor for the environmental review, has commenced. The BLM’s decision of record on the Plan is expected in the summer of 2010.

The Company continues to advance matters to obtain a WDEQ Permit to Mine for the Lost Creek project.  In December 2007, the Company submitted the Lost Creek Permit to Mine Application to the WDEQ.  The WDEQ Application was deemed complete in May 2008.  Throughout 2009, WDEQ issued various technical comments in its review of the Application, and the Company has filed responses to those comments.  The data package for Mine Unit #1 was submitted to the WDEQ in December 2009 and initial comments were received from WDEQ in February 2010.  The Company anticipates filing its responses to those comments before the end of first quarter 2010.   Ur-Energy anticipates the issuance of Lost Creek's WDEQ Permit to Mine in the summer of 2010.

On March 5, 2010, the U.S. Fish and Wildlife Service (“USFWS”), in compliance with a federal court order, submitted a finding of “warranted for listing but precluded by higher priorities” with regard to the greater sage grouse – whose habitat includes Wyoming. A finding that listing is “warranted but precluded” results in recognition of the greater sage grouse as a candidate for listing. This finding is reconsidered annually, taking into account changes in the status of the species. When higher priority listing actions have been addressed by the USFWS for other species, a proposed listing rule is prepared and issued for public comment. This means that until the USFWS finalizes a listing determination, the greater sage grouse will remain under state management.  As a part of its WDEQ Application, the Company has submitted a Wildlife Protection Plan regarding, among other issues, the sage grouse. The Company conducted several meetings during 2009 and early  2010 with the WDEQ and Wyoming Department of Game and Fish to facilitate the processing and acceptance of the mitigation plan as a part of the WDEQ Permit.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

(Information as at March 5, 2010 unless otherwise noted)

The Company has submitted to the WDEQ-Water Quality Division an application for a permit for up to five Class 1 Underground Injection Control (“UIC”) disposal wells.  These wells, utilized for deep geologic disposal of liquid waste, will be located within the Lost Creek permit area.  The Company acquired detailed data including formation stratigraphy, reservoir extent and properties, water quality and assessment of well injection rates from a deep test well drilled in 2008.   This data set was used to support the application which was submitted to WDEQ – Water Quality Division on June 29, 2009. WDEQ processing of this particular application was delayed initially as a result of WDEQ staffing issues, but progressed with the issuance in late November 2009 of technical comments, to which the Company submitted its responses on February 1, 2010.  The Company anticipates the receipt of this permit in the second quarter of 2010.

The Sweetwater County Development Plan was approved in December 2009.  The Air Quality permit was issued by the WDEQ to Lost Creek on January 20, 2010.  Additional permit applications are under review by various agencies, with approvals expected in advance of the NRC License.

Lost Creek Development Program – Drilling, Planning and Procurement

The Company established a framework to demonstrate the economic viability of the Lost Creek project.  In April 2008, the Company released an independent technical report under NI 43-101 prepared by Lyntek Inc. (“Lyntek”), entitled Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming (“Preliminary Assessment”).   The Preliminary Assessment provides an analysis of the economic viability of the mineral resource of the Lost Creek project.  The base case in the Preliminary Assessment returned a pre-tax internal rate of return of 43.6% at a price of US$80 per pound U3O8, and demonstrated that the project would be economic at prices above US$40 per pound U3O8.  Lyntek also concluded that the uranium is leachable with a reasonable solution of bicarbonate and peroxide (and by extension, oxygen) and that an overall recovery of uranium in the range of 85% appears reasonable.  The Preliminary Assessment is available for review on www.sedar.com.

The Company continued its development program at Lost Creek during 2009.  The first phase of the 2009 program included the drilling and installation of 15 monitoring wells (11,770 feet / 3,590 meters) to obtain and monitor water quality and hydrologic data for the purpose of permitting an additional mineralized horizon underlying the horizon presently being permitted.  The Company also completed mechanical integrity testing of installed baseline and monitoring wells and the installation of submersible pump equipment to facilitate ongoing water sampling requirements.

In July 2009, the delineation drilling program at Lost Creek continued with 235 additional drill holes originally planned.  As the program progressed, additional drill holes were planned and the program was extended through February 2010, to further investigate mineralization found in unanticipated locations.  As of February 28, 2010, 277 holes were completed (for a total of 196,840 feet (59,341 meters)) to support definition of future proposed mining areas.   As well, in early 2010, additional monitor wells were drilled and other work completed

During 2009, the Company’s engineering staff, assisted by TREC Inc., completed the detailed designs and specifications for all components of the Lost Creek plant.  The Company’s bid process was completed in fourth quarter 2009, when the Company announced its selection of Fagen, Inc. as general contractor of the Lost Creek plant construction project.  Although construction of the Lost Creek plant will not begin until receipt of the necessary permits, requests for quotations for all major process equipment at Lost Creek were prepared and solicited from vendors and contractors.  Bids were evaluated and procurement was ongoing throughout 2009.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

(Information as at March 5, 2010 unless otherwise noted)

One purchase order totaling US$1,323,834 was issued during the second quarter of 2009 for ion exchange columns and other process equipment.  Payments of US$861,525 have been made, with a final payment due upon completion.  An additional purchase order for US$319,357 was issued during the second quarter of 2009 to initiate the drawing and approval process for other plant equipment.  Progress payments will be required once the final drawings are approved, the final configuration is decided upon and the final price is determined.

Company Projects Adjacent to Lost Creek

In 2009, the Company expanded its land holdings around Lost Creek and currently controls a total of 1,753 unpatented mining claims and two State of Wyoming sections for a total of almost 34,000 mineral acres including the Lost Creek permit area, LC North, LC South, EN and Toby project areas.  These totals include the 292 lode mining claims acquired by the Company during 2009 by way of staking and purchase agreements.

Initial drilling at LC North in 2007 was conducted for the purpose of investigating numerous occurrences of uranium-bearing intercepts detected by historical exploration drilling by previous operators in the 1970s and examining their relationships to the mineralization to be mined at the Lost Creek project.  In the 2007 drill program, 30 holes were drilled for a total of 29,600 feet (9,022 meters).

In 2008, exploration drilling of 11,370 feet (3,468 meters) was completed at the EN project. In January 2009, the Company completed an agreement with regard to the EN project reducing an existing royalty from two percent (2%) to one percent (1%) on specified mining claims and eliminating an area of interest arising from transactions dating back to 2006.  The results of the 2007 and 2008 drilling programs outside of the Lost Creek permit area along with information from over 725 historic drill holes confirmed mineralization occurring in multiple horizons within the EN project area.

In August 2009, the Company announced the results of in-house geologic evaluations of the Lost Creek permit area and adjacent properties held by the Company which contain multiple exploration targets demonstrating the potential to contain 24 to 28 million pounds U3O8 (not NI 43-101 compliant).  These potential quantity and grade ranges are conceptual in nature, only. There has been insufficient exploration to define a mineral resource.  It is uncertain if further exploration will result in the target(s) being delineated as a mineral resource. Company geologists, using Ur-Energy drilling and historic data, have identified a minimum of an additional 120 compiled linear miles (193 kilometers) of new redox fronts with potential for resource development on these properties. This is in addition to the approximately 36 miles of redox fronts containing the current Lost Creek deposit.  The new exploration targets on LC North and LC South properties (adjacent to the Lost Creek permit area) consist of at least 10 individual sinuous redox fronts within four major stratigraphic horizons identified by Ur-Energy geologists during the evaluation.  The Company continues to evaluate the exploration potential and is recommending future exploration programs for these areas. The newly identified fronts occur within the same stratigraphic horizons that are present in the area of the Lost Creek deposit.   Estimation of the potential of the new fronts is based on the observed similarity of alteration characteristics, grade and thickness of mineralization to that currently identified in the Lost Creek deposit.

Lost Soldier Project – Great Divide Basin, Wyoming

The Lost Soldier project is located approximately 14 miles (22.5 kilometers) to the northeast of the Lost Creek project. The property has over 3,700 historical drill holes defining 14 mineralized sandstone units.  The Company maintains 143 lode mining claims at Lost Soldier, totaling approximately 2,710 mineral acres.  A royalty on future production of one percent (1%), which arises from a data purchase, is in place with respect to certain claims within the project.  In 2009, the Company’s staff continued with engineering studies and mine design analysis of Lost Soldier.  The Company continues to anticipate development of regulatory applications for Lost Soldier will come be made the Company obtains the Lost Creek licenses and permit to mine, and as corporate priorities are determined for the development of the lands adjacent to Lost Creek.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

(Information as at March 5, 2010 unless otherwise noted)

Hauber Project LLC – Northeastern Wyoming

The Company’s Hauber property is located in Crook County, Wyoming and consists of 205 unpatented lode mining claims and one state uranium lease totaling approximately 4,570 mineral acres.  In 2007, the Company entered into agreements with Trigon Uranium Corporation and its subsidiary ("Trigon") for the formation of a venture project to be known as Hauber Project LLC (the “Hauber Project”).  Under the terms of the agreements, the Company contributed its Hauber property, and Trigon was to make contributions through eligible exploration expenditures on the property.   Having resigned from the Hauber Project effective August 1, 2008, Trigon and the Company resolved the continuing obligations of Trigon by settlement agreement in July 2009.

Effective December 1, 2009, NCA Nuclear, Inc. (“NCA Nuclear”), a subsidiary of Bayswater Uranium Corporation, entered the Hauber Project as a Member, entitled to earn in to 75% interest through the expenditure of US$1,000,000 in qualified exploration costs over a four-year period.  NCA Nuclear will also act as Manager of Hauber Project.

In January 2010, NCA Nuclear completed an NI 43-101 mineral resource estimate of the properties at the Hauber Project, authored by Thomas C. Pool, P.E., of International Nuclear, Inc. The resource estimate concludes the Hauber Project properties hold approximately 1.45 million pounds of eU3O8 (Indicated Resources) in 423,000 tons at an average grade of 0.17% eU3O8.   Bayswater has filed the NI 43-101 report on www.sedar.com.

As a part of its 2010 obligations under the venture agreement, NCA Nuclear will drill at least two drill holes for the purpose of testing in situ recovery amenability of the uranium mineralization.

The Bootheel Project, LLC – Shirley Basin, Wyoming

Crosshair Exploration & Mining Corp (“Crosshair”) completed its earn-in of a 75% interest in the Company’s subsidiary, The Bootheel Project, LLC (the “Bootheel Project”) during the third quarter of 2009.  The interest arises from a venture agreement entered into by the Company and a subsidiary of then Target Exploration & Mining Corp. (“Target”) in June 2007.    Effective March 31, 2009, Target became a wholly-owned subsidiary of Crosshair through a plan of arrangement.  Crosshair’s 75% interest was acquired by spending US$3.0 million in qualified exploration costs, and issuing 125,000 common shares of Target to the Company (which was exchanged for 150,000 common shares of Crosshair in its acquisition of Target).

Under the terms of the 2007 agreement, the Company contributed its Bootheel and Buck Point properties to the Bootheel Project.  The properties cover an area of known uranium occurrences within the Shirley Basin.  Crosshair completed agreements in 2008 for additional rights and leased lands in the Bootheel property area, in which the lessor has a 75% mineral interest in the net mineral acres. With the completion of those agreements, the Bootheel Project covers total defined areas at the Bootheel property and the Buck Point property of approximately 8,524 gross, and 7,895 net, mineral acres.  Various royalties exist on future production of uranium and other minerals from the Bootheel Project properties.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

(Information as at March 5, 2010 unless otherwise noted)

In 2008, Crosshair completed a 50,000 feet (15,250 meters) drilling program on the Bootheel property. In January 2009, Crosshair announced that, on behalf of the Bootheel Project, it had completed the acquisition of the final historic data package comprising geophysical and geological data from approximately 290,000 feet (88,400 meters) of drilling carried out by Cameco, Kerr McGee and Uradco.  Additional historic data, acquired by the Company in 2007, has also been made available to the Bootheel Project.

Crosshair released an independent resource estimate on the Bootheel property under NI 43-101 in the third quarter of 2009. This NI 43-101 resource estimate reports that the Bootheel property contains 1.09 million pounds of U3O8 (indicated resource) in 1.4 million short tons, at a grade of 0.038% U3O8, and an inferred resource of 3.25 million pounds U3O8 (in 4.4 million short tons) at an average grade of 0.037% U3O8.  This NI 43-101 report was filed by Crosshair on www.sedar.com.
As a result of Crosshair’s earn-in, the Company now has a 25% interest in the Bootheel Project.  As the Company is no longer the controlling Member of the Bootheel Project from the date Crosshair completed its earn-in, the Project is now accounted for using the equity accounting method with the Company’s proportionate share of the Project’s loss included in the Statement of Operations from the date of earn-in and the Company’s net investment reflected on the Balance Sheet.

Additional U.S. Exploration Activities and Company Databases

In August 2009, the Company completed the sale of the Moorcroft Database to Peninsula Minerals Limited (“Peninsula”) for US$1,000,000, and a royalty on future production from a broad-ranging project area in the Eastern Powder River Basin of Wyoming in which Peninsula reports that it is the dominant mineral rights holder in the area.  The Company obtained the Moorcroft Database as a part of its acquisition of NFU Wyoming, LLC in 2005, which also included several other historic databases.  The net profit of $1,079,475 from this sale is included in the Company’s Other Income in the Statement of Operations.

Ongoing evaluation continues of the exploration databases owned by the Company.

Throughout 2009, the Company acquired rights in additional lands, and field exploration programs continued.    The Company dropped its mining claims in Arizona in the third quarter of 2009.

Canadian Properties

Screech Lake Property, Thelon Basin, Northwest Territories

Throughout 2009, the Company continued its discussions with First Nations groups in respect to its Screech Lake property.  An agreement was secured with Lutsel K’e Dene First Nation to conduct surface exploration work in 2009 but no agreement has been obtained to carry out drilling.

Work carried out in the third quarter of 2009 included claim maintenance, an audio-magnetotelluric (“AMT”) survey and collection of over 500 surface samples for bio-leach and soil gas analysis. Commenced in August 2009, this field program was completed in early September 2009. The primary purpose of the AMT geophysics was to determine depth to the top of the unconformity.  The two geochemical techniques utilized are tools recently developed in the Athabasca Basin to locate anomalous geochemical signatures over blind uranium ore bodies. The choice of the survey parameters resulted from Ur-Energy’s participation in the Canadian Mining Industry Research Organization research program on the application of surface geochemical methods in the Athabasca Basin. No drilling was conducted in 2009.  However, for future programs, the calculated depth measurements obtained through this year’s geophysical work will better define drill equipment requirements and have defined, in part, near-surface unconformity targets and better definition of cross-structures.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

(Information as at March 5, 2010 unless otherwise noted)

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The following table summarizes the results of operations for the years ended December 31, 2009 and 2008.

	Year Ended December 31,
	2009	2008	Change	Change
	$	$		$ %

Revenue	Nil	Nil	Nil	Nil
General and administrative	(5,430,480)	(6,904,564)	1,474,084	-21%
Exploration and evaluation expense	(4,944,227)	(9,922,798)	4,978,571	-50%
Development expense	(6,931,303)	(8,854,536)	1,923,233	-22%
Write-off of mineral properties	(102,439)	(285,813)	183,374	-64%
Total expenses	(17,408,449)	(25,967,711)	8,559,262	-33%
Interest income	890,915	2,494,445	(1,603,530)	-64%
Loss from equity investment	(17,855)	Nil	(17,855)	NA
Foreign exchange gain (loss)	(3,506,111)	5,656,319	(9,162,430)	-162%
Other income (loss)	940,237	(36,638)	976,875	-2666%
Loss before income taxes	(19,101,263)	(17,853,585)	(1,247,678)	7%
Recovery of future income taxes	368,445	Nil	368,445	NA
Net loss for the period	(18,732,818)	(17,853,585)	(879,233)	5%

Loss per share – basic and diluted	(0.20)	(0.19)	(0.01)	5%

Expenses

Total expenses for the year 2009 were $17.4 million which include G&A expense, exploration and evaluation expense, development expense and write-off of mineral property costs.  These expenses decreased by $8.6 million from a 2008 total of $26.0 million.  This decrease was driven in large part by the decrease in stock compensation expense of $3.6 million.  This decrease is a result of lower ongoing expense due to a decrease in the weighted-average option price and the voluntary return to the Company by option holders of options with an exercise price of $4.75 or higher in the third quarter of 2008.  Previously unrecognized stock based compensation cost of $2.2 million was recognized at the cancellation date out of which $0.9 million was recorded in G&A expense and $1.3 million was recorded in exploration and evaluation expense.

G&A expense relates to the Company’s administration, finance, investor relations, land and legal functions.  The primary reason for the decrease in these expenses in 2009 was lower stock compensation expense, which decreased $1.5 million during the year due to the 2008 cancellation discussed above.  Excluding stock compensation expense, G&A expense remained constant for the year.

The primary reason for the decrease in exploration and evaluation expense was the transition of the Company’s Lost Creek property from the evaluation stage to the development stage.  This transition happens when sufficient evidence of mineral resources has been identified to justify the development of the property for mining activities and filing the applications for the mining permits.  As a result, direct project evaluation expenditures decreased $1.6 million during the year.  Exploration costs in Canada decreased $1.1 million as a result of a larger exploration program at the Company’s Bugs project in Nunavut in 2008 compared to the program conducted at Screech Lake in 2009. Stock compensation expense charged to exploration and evaluation declined $1.4 million in the year.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

(Information as at March 5, 2010 unless otherwise noted)

Development expense relates entirely to the Company’s Lost Creek property, which entered the development stage in the second quarter of 2008.  Total costs were lower by $1.9 million for the year compared with 2008.  The primary changes in development costs for the year were reductions in costs related to the deep test well for ground water sampling in support of the application for Class I UIC permit of $2.2 million, decreases in drilling costs of $0.9 million, decrease in stock compensation of $0.3 million and decreases in logging costs of $0.2 million.  These were offset by increases in labor of $0.6 million and permitting of $1.2 million for the year.  Combined expenditures for mineral development activities (exploration, evaluation and development) decreased by $6.0 million for the year ended December 31, 2009, when compared to the comparable period in 2008.

During 2009, the Company wrote off $38,878 in mineral property costs associated with claims in Yuma County, Arizona and $63,561 of Eyeberry property costs in Canada.    In 2008, the Company wrote off $0.3 million of mineral property costs related to the Harding and Fall River projects in South Dakota.

Other income and expenses

The Company's cash resources are invested with banks in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts.  The decrease in interest income was driven by lower average cash resources and lower average interest rates in 2009 as compared to those in 2008.

During the year ended December 31, 2009, the Company sold its database of geologic information related to its Moorcroft project in Wyoming for US$1.0 million.  The gain of $1.1 million on this sale is reported in Other Income for 2009.

The net foreign exchange loss for the year ended December 31, 2009 arose primarily due to cash resources held in U.S. dollar accounts as the U.S. dollar weakened relative to the Canadian dollar during the period.

Income taxes

During 2008, the Company raised $2,750,000 through the sale of common shares covered by a flow-through election.  This election requires that all capital raised under this election be used for exploration and evaluation of Canadian mineral interests prior to the end of the following calendar year.  The Company then files a document with Revenue Canada renouncing its right to claim those expenditures for income tax purposes and passes them through to the purchasers of the common shares.

During 2009, the Company filed the renouncement with the taxing authorities and completed the expenditure of the funds raised in 2008.  As a result, the Company recognized a future tax liability in 2009 for the tax benefit that was renounced, while reducing capital stock by the same amount.

In 2009 and 2008, the Company recorded operating losses in both Canada and the United States.  The benefit of these losses has been recognized only to the extent that the Company had future income tax liabilities arising from the issuance of flow-through shares.  Consequently, the Company recorded an income tax recovery in 2009 to offset the future income tax.  Management has concluded that it is not yet more likely than not that the remaining losses, and prior years’ loss carryforwards and other tax assets will be realized, and therefore the Company has recorded a full valuation allowance against these amounts.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

(Information as at March 5, 2010 unless otherwise noted)

Loss per Common Share

Both basic and diluted loss per common share for the year ended December 31, 2009 were $0.20 (2008 – $0.19).  The diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The following table summarizes the results of operations for the years ended December 31, 2008 and 2007.

	Year Ended December 31,
	2008	2007	Change	Change
	$	$		$ %

Revenue	Nil	Nil	Nil	Nil
General and administrative	(6,904,564)	(7,305,315)	400,751	-5%
Exploration and evaluation expense	(9,922,798)	(15,654,041)	5,731,243	-37%
Development expense	(8,854,536)	Nil	(8,854,536)	NA
Write-off of mineral properties	(285,813)	Nil	(285,813)	NA
Total expenses	(25,967,711)	(22,959,356)	(3,008,355)	13%
Interest income	2,494,445	2,816,398	(321,953)	-11%
Foreign exchange gain (loss)	5,656,319	(806,420)	6,462,739	-801%
Other income (loss)	(36,638)	Nil	(36,638)	NA
Loss before income taxes	(17,853,585)	(20,949,378)	3,095,793	-15%
Recovery of future income taxes	Nil	429,055	(429,055)	NA
Net loss for the period	(17,853,585)	(20,520,323)	2,666,738	-13%

Loss per share – basic and diluted	(0.19)	(0.24)	0.05	-21%

Expenses

Total expenses for the year ended December 31, 2008 were $26.0 million as compared to $23.0 million in 2007.  Total expenses include G&A expense, exploration and evaluation expense, development expense and write-off of mineral property costs.

Overall, 2008 total expenses increased $3.0 million as compared to 2007.  The increase in total expenses was primarily due to increased expenditures on the Company’s exploration and development projects, the continued expansion of the Littleton, Colorado and Casper, Wyoming offices, and increases in non-cash amortization of capital assets and write-off expenses.  The increase in total expenses was partially offset by a decrease in non-cash stock based compensation expense.

G&A expense relates primarily to the Company’s administration, finance, investor relations, land and legal functions in Littleton, Colorado.  During 2008, the Company continued to expand the Casper, Wyoming office.  The Company strengthened key staffing areas adding eight positions primarily aimed at enhancing operating expertise at the Casper office.  Accordingly, the Denver and Casper offices were also expanded to accommodate and support the staffing additions.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

(Information as at March 5, 2010 unless otherwise noted)

Exploration, evaluation and development expenditures increased $3.1 million in 2008, primarily due to the transition of the Company’s Lost Creek property from the evaluation stage to the development stage.  During 2008, the Company spent approximately $1.9 million in evaluation activities and $8.8 million in development activities related to the Lost Creek property, which were expensed in accordance with the Company’s revised accounting policies.  Additionally, the Company incurred significant expenditures on other exploration and evaluation properties including the Bugs property in Canada and the Lost Soldier property in the United States.

During the year, the Company recorded significant non-cash stock based compensation expenses related to stock options.  In September 2008, the Company gave the holders of options with an exercise price of $4.75 or higher the opportunity to voluntarily return all or a portion of these options to the Company by September 30, 2008 without any promise or guarantee that the option holders will receive any further options.  Options for 2,490,000 shares with a weighted exercise price of $4.82 were returned to the Company.  Previously unrecognized stock based compensation cost of $2.2 million was recognized at the cancellation date.  Including the above, for 2008, stock based compensation expenses of $4.6 million (2007 – $6.1 million) were included in total expenses.  These non-cash expenses represent approximately 18% of total expenses (2007 – 27%).

During the third quarter of 2008, the Company relinquished leases associated with the Harding and Fall River projects in South Dakota and wrote-off the approximately $0.3 million in costs related to these projects.  There were no write offs in 2007.

Other income and expenses

The Company's cash resources are invested with major banks in bankers' acceptances, guaranteed investment certificates, certificates of deposit, and money market accounts.  During the year ended December 31, 2008, the Company earned interest income on these investments of $2.5 million, as compared to $2.8 million in 2007.  After the May 2007 bought deal public offering and the March 2008 flow-through share private placement financing, the Company’s average cash resources increased significantly.  However, the Company does not generate any revenue from operating activities and its average cash resources, and the resulting interest income, have declined since the two financings were completed.

During the year ended December 31, 2008, the Company recorded a net foreign exchange gain of $5.7 million as compared to a $0.8 million loss during the same period in 2007.  This 2008 net foreign exchange gain arose primarily due to cash balances held in U.S. dollar accounts as the U.S. dollar strengthened relative to the Canadian dollar during the period, while in 2007 the U.S. dollar declined in value relative to the Canadian dollar.

Income taxes

In 2008, the Company recorded operating losses in both Canada and the United States.  Management has concluded that it is not yet more likely than not that these losses, and prior years’ loss carryforwards and other tax assets will be realized, and therefore the Company has recorded a full valuation allowance against these amounts.

In 2007, the Company also recorded losses in both jurisdictions against which full valuation allowances were applied, except in respect of the Company’s ISL Resources Corporation (“ISL Resources”) subsidiary.  The Company acquired ISL Resources in 2004 and recorded a future tax liability upon the acquisition related to the difference between management’s estimate of the tax basis and the fair value assigned to the assets acquired.  In 2007, management filed tax returns for ISL Resources for the pre-acquisition period and established additional tax basis for the ISL Resources assets and consequently recorded a reduction in the future tax liability related to these assets.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

(Information as at March 5, 2010 unless otherwise noted)

Loss per Common Share

Both basic and diluted loss per common share for the year ended December 31, 2008 were $0.19 (2007 – $0.24).  The diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced.

Liquidity and Capital Resources

As at December 31, 2009, the Company had cash resources, consisting of cash and cash equivalents and short-term investments, of $43.4 million, a decrease of $21.6 million from the December 31, 2008 balance of $65.0 million.  The Company's cash resources consist of Canadian and U.S. dollar denominated deposit accounts, guaranteed investment certificates, money market funds and certificates of deposit.  During the twelve months ended December 31, 2009, the Company used $17.0 million of its cash resources to fund operating activities and $1.5 million for investing activities (excluding short term investment transactions), with the remaining $2.7 million decrease being related to the effects of foreign exchange rate changes on cash resources.

The Company has financed its operations from its inception primarily through the issuance of equity securities and has no source of cash flow from operations.  The Company does not expect to generate any cash resources from operations until it is successful in commencing production from its properties.  Operating activities used $17.0 million of cash resources during the year ended December 31, 2009, as compared to $16.5 million for the same period in 2008.  The primary reasons for the increased expenditures was cash used to settle payables, and lower interest income that was offset by the sale of the Moorcroft Database.  The Company received less interest income in 2009 due to lower average cash resource balances and lower interest rates.

During the year ended December 31, 2009, the Company invested cash resources of $2.0 million in mineral properties, bonding deposits, capital assets and pre-construction activities related to plant design and equipment purchases at Lost Creek.  The majority of these expenditures went toward increased bonding deposits ($0.9 million) and deposits related to ordering Lost Creek processing facility equipment that has a long manufacturing lead time ($1.1 million).

Financing Transactions

On November 7, 2008, the Company’s board of directors approved the adoption of a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the Company's outstanding securities.  The Rights Plan is intended to provide the Company’s board of directors with adequate time to assess a take-over bid, to consider alternatives to a take-over bid as a means of maximizing shareholder value, to allow competing bids to emerge, and to provide the Company’s shareholders with adequate time to properly assess a take-over bid without undue pressure.

Although the Rights Plan took effect immediately, in accordance with TSX requirements, the Company sought approval and ratification by its shareholders.  At the annual and special meeting of shareholders held on April 28, 2009, the shareholders of the Company approved and ratified the Rights Plan.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

(Information as at March 5, 2010 unless otherwise noted)

Effective January 1, 2010, the Rights Agent was changed to Computershare Investor Services Inc., pursuant to a successor agreement to the Rights Plan.   Notice of the change of Rights Agent was provided to shareholders of the Company.

The Company has established a corporate credit card facility with a U.S. bank. This facility has an aggregate borrowing limit of US$250,000 and is used for corporate travel and incidental expenses.  The Company has provided a letter of credit and a guaranteed investment certificate in the amount of $287,500 as collateral for this facility.

Outstanding Share Data

Information with respect to outstanding common shares, warrants, compensation options and stock options as at December 31, 2009 and December 31, 2008 is as follows:

	December 31, 2009	December 31, 2008	Change

Common shares	93,940,568	93,243,607	696,961
Stock options	8,361,452	6,228,700	2,132,752
Fully diluted shares outstanding	102,302,020	99,472,307	2,829,713

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Financial Instruments and Other Instruments

The Company’s cash and cash equivalents are composed of:

	As at	As at
	December 31,	December 31,
	2009	2008
	$	$

Cash on deposit at banks	308,918	392,170
Guaranteed investment certificates	287,500	9,087,500
Money market funds	25,564,505	1,031,882
Certificates of deposit	6,296,400	15,288,183

	32,457,323	25,799,735

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

(Information as at March 5, 2010 unless otherwise noted)

The Company’s short term investments are composed of:

	As at	As at
	December 31,	December 31,
	2009	2008
	$	$

Guaranteed investment certificates	2,342,637	25,693,540
Certificates of deposit	8,589,464	13,480,660

	10,932,101	39,174,200

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short term investments and bonding deposits.  The Company’s cash equivalents and short-term investments consist of Canadian dollar and U.S. dollar denominated guaranteed investment certificates and certificates of deposits.  They bear interest at annual rates ranging from 0.25% to 2.50% and mature at various dates up to December 15, 2010.  These instruments are maintained at financial institutions in Canada and the United States.  Of the amount held on deposit, approximately $7.2 million is covered by either the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation.  Another $1.3 million is guaranteed by a Canadian provincial government, leaving approximately $37.7 million at risk should the financial institutions with which these amounts are invested cease trading.  As at December 31, 2009, the Company does not consider any of its financial assets to be impaired.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through regular cash flow forecasting of cash requirements to fund exploration and development projects and operating costs.

As at December 31, 2009 the Company’s liabilities consisted of trade accounts payable of $1,046,963, all of which are due within normal trade terms of generally 30 to 60 days.

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates.  Market risk arises as a result of the Company incurring a significant portion of its expenditures and a significant portion of its cash equivalents and short-term investments in U.S. dollars, and holding cash equivalents and short term investments which earn interest.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

(Information as at March 5, 2010 unless otherwise noted)

Interest rate risk

Financial instruments that expose the Company to interest rate risk are its cash equivalents and short term investments. The Company’s objectives for managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can generally be obtained on short notice.

Currency risk

The Company incurs expenses and expenditures in Canada and the United States and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in Canadian and U.S. dollars. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At December 31, 2009 the Company had cash and cash equivalents, short term investments and bonding deposits of approximately US$38.1 million (US$26.5 million as at December 31, 2008) and had accounts payable of US$0.8 million (US$1.7 million as at December 31, 2008) which were denominated in  U.S. dollars.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net U.S. dollar denominated assets and liabilities at year end. This sensitivity analysis assumes that changes in market interest rates do not cause a change in foreign exchange rates.  This sensitivity analysis shows that a change of +/- 10% in U.S. dollar foreign exchange rate would have a +/- $3.9 million impact on net loss for the year ended December 31, 2009.  This impact is primarily as a result of the Company having yearend cash and investment balances denominated in U.S. dollars and U.S. dollar denominated trade accounts payables.  The financial position of the Company may vary at the time that a change in exchange rates occurs causing the impact on the Company’s results to differ from that shown above.

The Company has also completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis assumes that changes in market foreign exchange rates do not cause a change in interest rates.  This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/- $0.6 million impact on net loss for the year ended December 31, 2009.  This impact is primarily as a result of the Company having cash and short-term investments invested in interest bearing accounts.  The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ from that shown above.

Transactions with Related Parties

During the twelve months ended December 31, 2009 and 2008, the Company did not participate in any material transactions with related parties.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

(Information as at March 5, 2010 unless otherwise noted)

Proposed Transactions

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and venture transactions and opportunities that could enhance shareholder value.  Timely disclosure of such transactions is made as soon as reportable events arise.

Critical Accounting Policies and Estimates

Mineral Properties

Acquisition costs of mineral properties are capitalized. When production is attained, these costs will be amortized on the unit-of-production method based upon the estimated recoverable resource of the mineral property.

As a part of their annual mineral property analysis, management reviewed all of the Company’s significant mineral properties for potential impairment as at December 31, 2009.

For the Company’s Lost Creek property, management reviewed the calculations done as of December 31, 2009 and determined that despite a slight decline in the future prices of uranium, the underlying costs, assumptions and timelines had not changed significantly and therefore no impairment existed as of December 31, 2009.  Management calculated the future net cash flows using estimated future prices, indicated resources, and estimated operating, capital and reclamation costs.

Other than for those properties written off during the year, management did not identify impairment indicators for any of the Company’s mineral properties.

At December 31, 2008, the disruption and uncertainty in the global economy and the decrease in the Company’s share price over the previous year caused management to review all of the Company’s significant mineral properties for potential impairment.  Management concluded that the fair value of these properties exceeded the carrying amount.  No impairment charges were recorded as at December 31, 2008 as a result of those reviews.

Stock Based Compensation

The Company is required to record all equity instruments including warrants, compensation options and stock options at fair value in the financial statements. Management utilizes the Black-Scholes model to calculate the fair value of these equity instruments at the time they are issued.  Use of the Black-Scholes model requires management to make estimates regarding the expected volatility of the Company’s stock over the future life of the equity instrument, the estimate of the expected life of the equity instrument, the expected volatility of the Company’s common shares, and the number of options that are expected to be forfeited.  Determination of these estimates requires significant judgment and requires management to formulate estimates of future events based on a limited history of actual results and by comparison to other companies in the uranium exploration and development segment.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

(Information as at March 5, 2010 unless otherwise noted)

Changes in Accounting Policies Including Initial Adoption

New Accounting Standards

Effective January 1, 2009, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred.  The adoption of this standard did not have a material impact on these consolidated financial statements.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board ("AcSB") announced that the requirement for publicly-accountable companies to adopt International Financial Reporting Standards (“IFRS”) will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

During the second quarter of 2009, the Company’s senior finance staff attended IFRS training classes and identified an IFRS project team leader.  In the third quarter of 2009, staff members attended an intensive workshop and conducted  an IFRS scoping study and IFRS management plan to assess the impact of the transition to IFRS on the Company’s accounting policies and to establish a project plan to implement IFRS.  The scoping and management plan were approved by the Company’s Audit Committee on October 28, 2009.

The following table summarizes the Company’s plans for implementing the IFRS Changeover.

Key Activity	Milestones/Deadlines	Effort Accomplished by December 31, 2009
Phase 1:  Preliminary Scoping Study

Preparation of the IFRS Scoping Study
Understand, identify and assess the overall effort required by the Company to produce financial information in accordance with IFRS

Preparation of a Project Management Plan to accomplish the conversion
	IFRS Scoping Study and Project Management Plan prepared by the end of Q4 2009	Draft IFRS Scoping Study and Project Management Plan approved by the Company’s Audit Committee on October 28, 2009

Phase 2: Project Setup and Evaluation

Project set up	Identification of key differences between Canadian GAAP and IFRS for each significant accounting component by end of Q4 2009	Key components identified and ranked in terms of financial statement impact and implementation effort/complexity

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

(Information as at March 5, 2010 unless otherwise noted)

Key Activity	Milestones/Deadlines	Effort Accomplished by December 31, 2009
Comprehensive Component Evaluation and Issues Resolution	Comprehensive component evaluations completed by Q2 2010	As part of the Phase 1 IFRS Scoping Study, preliminary component evaluations were completed and significant accounting policy choices identified; Comprehensive component evaluations are underway

Systems Evaluations and Training	Systems and internal control evaluations completed by Q2 2010	Internal and Financial Reporting Control Documentation was completed with consideration of the changes that the conversion to IFRS will require

	Education and training programs for board members and top management commenced by Q4 2009 and staff by Q2 2010	Executive Summary of Phase 1 Scoping Study presented in October 2009; Training program commenced

Financial Statement Presentation
Preliminary outline of basic financial statements under IFRS by end of Q2 2010
Work to commence following comprehensive component evaluation and issues resolution

Ready for implementation by end of Q3 2010

Phase 3: Implementation and Embedding

Implement changes	Quantification of changes to Canadian GAAP statements to arrive at IFRS based numbers Will commence in Q2 2010 for the 2010 opening balances and continue through Q1 2011 for all 2010 statements

Embed the change	Embed the changes into the accounting and reporting systems in order to be ready for conversion in Q1 2011	Overall IFRS implementation on track

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

(Information as at March 5, 2010 unless otherwise noted)

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this MD&A under the supervision of our Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information the Company is required to disclose in reports that are filed or submitted under the Exchange Act: (1) is recorded, processed and summarized effectively and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (2) is accumulated and communicated to Company management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company’s disclosure controls and procedures include components of internal control over financial reporting. Management's assessment of the effectiveness of the Company’s internal control over financial reporting set forth below is expressed at the level of reasonable assurance because a control system, no matter how well designed and operated, can provide only reasonable, but not absolute, assurance that the control system's objectives will be met.

Management’s Report on Internal Control over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of Company’s management, including our Chief Executive Officer and Chief Financial Officer, an evaluation was conducted of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 based on the framework set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, Company management concluded that, as of December 31, 2009, our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the fiscal year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

(Information as at March 5, 2010 unless otherwise noted)

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties due to the nature of its business and the present stage of development of its business.  Investment in the natural resource industry in general, and the exploration and development sector in particular, involves a great deal of risk and uncertainty.  Current and potential investors should give special consideration to the risk factors involved.  These factors are discussed more fully in our Annual Report on Form 20-F (Annual Information Form) dated March 5, 2010 which is filed on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Other Information

Other information relating to the Company may be found on the SEDAR website at www.sedar.com or on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2009

(Information as at March 5, 2010 unless otherwise noted)

Directors and Officers

Jeffrey T. Klenda, B.A. – Chairman and Executive Director
W. William Boberg, M. Sc., P. Geo. – President, Chief Executive Officer and Director
James M. Franklin, PhD, FRSC, P. Geo. –Director and Technical Committee Chair
Paul Macdonell, Diploma Public Admin. – Director and Compensation Committee Chair
Robert Boaz, M. Econ., Hon. B.A. – Director and Corporate Governance and Nominating Committee Chair
Thomas Parker, M. Sc., P.E. – Director and Audit Committee Chair
Harold A. Backer, B. Sc. – Executive Vice President Geology and Exploration
Wayne W. Heili, B. Sc. – Vice President, Mining and Engineering
Paul W. Pitman, B. Sc. Hon. Geo., P. Geo. – Vice President, Canadian Exploration
Roger L. Smith, CPA, MBA – Chief Financial Officer and Vice President Finance, IT & Administration
Paul G. Goss, J.D., MBA – General Counsel and Corporate Secretary

Corporate Offices
United States Headquarters: 10758 West Centennial Road, Suite 200 Littleton (Denver), Colorado 80127 Phone: (720) 981-4588	Canadian Exploration Office: 341 Main Street North, Suite 206 Brampton, Ontario L6X 3C7 Phone: (905) 456-5436

Wyoming Operations Office: 5880 Enterprise Drive, Suite 200 Casper, Wyoming 82609 Phone: (307) 265-2373	Registered Canadian Office: 55 Metcalfe Street, Suite 1300 Attn: Virginia K. Schweitzer Ottawa, Ontario K1P 6L5 Phone: (613) 236-3882

Website
www.ur-energy.com

Trading Symbols
TSX: URE
NYSE Amex: URG

Independent Auditors
PricewaterhouseCoopers LLP, Vancouver

Corporate Legal Counsel
Fasken Martineau DuMoulin LLP, Ottawa

Corporate Banker
Royal Bank of Canada, Ottawa

Transfer Agent
Computershare Investor Services Inc., Toronto
Computershare Trust Company N.A. (U.S. Co-Transfer Agent and Co-Registrar), Golden, CO